GARRETT MOTION INC.

Z.A. La Pièce 16

Rolle, Switzerland 1180

October 20, 2022

VIA EDGAR

Re:	Garrett Motion Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed February 14, 2022
File No. 001-38636

Dear Mr. Blume:

On behalf of Garrett Motion Inc. (the “Company”), this letter confirms the telephone conversation between you and the Company’s external counsel on October 20, 2022 regarding the Company’s request for an extension of time to respond to the comment letter dated October 19, 2022 from the Staff of the Division of Corporation Finance (the “Comment Letter”).

As discussed, the Company requires additional time to prepare its response to the Comment Letter and currently expects to respond on or prior to November 16, 2022.

Please contact me at +41 79 878 0518 if you have any questions regarding this matter.

Very truly yours,

/s/ Sean Deason
Sean Deason
Senior Vice President and Chief Financial Officer

cc:	Kevin Woody, Securities and Exchange Commission
Olivier Rabiller, Garrett Motion Inc.
Jérôme Maironi, Garrett Motion Inc.
John C. Kennedy, Esq., Paul, Weiss, Rifkind, Wharton & Garrison LLP